UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 2)

Rewards Network Inc.

(Name of the issuer)

Rewards Network Inc.

(Name of person(s) filing statement)

Common stock, $0.02 par value per share

(Title of class of securities)

761557206

(CUSIP number of class of securities)

Roya Behnia

Senior Vice President, General Counsel and Secretary

Rewards Network Inc.

Two North Riverside Plaza Suite 950

Chicago, Illinois 60606

(312) 521-6767

(Name, address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)

Copy to:

Timothy J. Melton

Jones Day

77 West Wacker

Chicago, Illinois 60601

(312) 782-3939

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☒	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$104,251,276.25	$7,433.12

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.02 per share (the “Shares”), of Rewards Network Inc., a Delaware corporation, other than Shares owned by EGI Acquisition, L.L.C. (“Purchaser”) and EGI Acquisition Parent, L.L.C. (“Parent”), at a purchase price of $13.75 per Share, net to the seller in cash. As of November 3, 2010, there were 8,815,599 Shares outstanding, of which 1,254,901 Shares are owned by Parent and Purchaser. As a result, this calculation assumes the purchase of 7,560,698 Shares. The transaction value also includes the offer price of $13.75 multiplied by 21,213, the estimated number of options to purchase Shares that are currently outstanding and exercisable for Shares with exercise prices of less than $13.75.

**	The filing fee was determined by multiplying the transaction value by the filing fee of $71.30 per one million dollars of transaction value, in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and Fee Rate Advisory #4 for Fiscal Year 2010, issued December 17, 2009.

☒	Check the box if any part of the fee is offset as provide by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $7,433.12

Filing Party:  EGI Acquisition Parent, L.L.C.

Form or Registration No.:  Schedule TO-T

Date File:  November 8, 2010

This Amendment No. 2 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on November 8, 2010 (as amended or supplemented from time to time, the “Statement”) by Rewards Network Inc., a Delaware corporation (the “Company”), the issuer of the common stock that is the subject of the Rule 13e-3 transaction described below.

The Statement relates to the cash tender offer by EGI Acquisition, L.L.C., a Delaware limited liability company (“Purchaser”) and a wholly owned indirect subsidiary of EGI Acquisition Parent, L.L.C., a Delaware limited liability company (“Parent”), disclosed in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO, dated November 8, 2010 (as amended or supplemented from time to time, the “Schedule TO”) and filed with the Securities and Exchange Commission (the “Commission”) by Purchaser and Parent, to purchase all of the issued and outstanding shares of common stock, $0.02 par value per share (the “Shares”), of the Company, other than Shares owned by Parent and Purchaser, at a purchase price of $13.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (such price per Share, or if increased, such higher price per Share, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 8, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Each of Parent and Purchaser are affiliates of Equity Group Investments, L.L.C., a Delaware limited liability company (“EGI”).

Concurrently with the filing of this Amendment No. 2 to the Statement, the Company has filed Amendment No. 2 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, which amends and supplements the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on November 8, 2010 (as amended or supplemented from time to time, the “Schedule 14D-9”). Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

Item 16. Exhibits.

Item 16 of the Statement is hereby amended and supplemented by refiling the following exhibit:

Exhibit No.	Description
(c)(2)	The presentation, dated October 27, 2010, of Harris Williams & Co. to the Strategic Coordination Committee of the Board of Directors of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2010

REWARDS NETWORK INC.

By:	/s/ Roya Behnia
Name:	Roya Behnia
Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 8, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(F)	Summary Advertisement to be published in The New York Times on November 8, 2010 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9).

(a)(2)(B)	Letter to stockholders of the Company, dated November 8, 2010 (incorporated by reference to Exhibit (a)(8) to the Schedule 14D-9).

(a)(2)(C)	Press release issued by the Company, dated October 28, 2010 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on October 28, 2010).

(a)(5)(A)	Complaint of Discovery Partners, on behalf of itself and all others similarly situated, against Ronald L. Blake, Donald J. Liebentritt, Raymond A. Gross, F. Philip Handy, Marc C. Patricelli, Michael J. Soenen, Mark R. Sotir, the Company and EGI, Case No. 10CH48639, filed in the Circuit Court of Cook County, Illinois on November 10, 2010 (incorporated by reference to Exhibit (a)(9) to the Schedule 14D-9).

(c)(1)	Opinion of Harris Williams & Co., dated October 27, 2010 (incorporated by reference to Annex A to the Schedule 14D-9).

(c)(2)	The presentation, dated October 27, 2010, of Harris Williams & Co. to the Strategic Coordination Committee of the Board of Directors of the Company.

(e)(1)	Agreement and Plan of Merger, dated as of October 28, 2010, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed on October 28, 2010).

(e)(2)	Confidentiality Agreement, dated as of May 17, 2010, by and between the Company and Parent (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9).

(e)(3)	Tender and Support Agreement, dated as of October 28, 2010 by and among Samstock, L.L.C., EGI-Fund (00) Investors, L.L.C., EGI-Fund (05-07) Investors, L.L.C., EGI-Fund (08-10) Investors, L.L.C., Parent and Purchaser (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on October 28, 2010).

(e)(4)	Limited Guarantee, dated October 28, 2010, by EGI-Fund (08-10) Investors, L.L.C. (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on October 28, 2010).